August 18, 2008

H. Roger Schwall, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Dynamic Natural Resources, Inc.
Amendment No. 1 to Schedule 14C
Filed July 3, 2008
File No. 333-131224

Dear Mr. Schwall:

Thank you for your comment letter dated July 22, 2008. The following are Dynamic Natural Resources, Inc.’s (the “Company,” “we”, or “our”) responses to your comments. We are filing Amendment No. 2 to the Preliminary Information Statement on Schedule 14C (the “Schedule”) at the same time that this letter is being filed.

Our response below reflects the changes made in the Schedule to comply with Staff’s comment letter.

Amendment No. 1 to Schedule 14C filed July 3, 2008

General

We note your response to prior comment 2 and refer you to rules 14a-1 and 14a-2 of Regulation 14A. It would appear that you engaged in a partial solicitation. Please advise us of all the shareholders who were solicited in connection with obtaining written consent. Further, please explain to us the reasons for not filing a Schedule 14A with respect to this partial solicitation and the exemptions. if any, upon which you rely. We may have further comment.

Response:

It appears that our omission in an earlier draft of the Information Statement of a complete list of the majority shareholders who have approved of the proposed corporate actions has resulted in the misimpression that the Company conducted a meeting and then sought the consent of additional shareholders, which may be deemed to be a violation of Rule 14A. However, this is not what happened.

The Company’s board of directors held a special meeting on April 1, 2008. Invited to attend the meeting were the Company’s majority shareholders. The attending shareholders signed a written consent approving the actions taken by the board following the meeting. This is the written consent we refer to in the PREM 14C. The attending shareholders were Daniel Seifer, Tammy Seifer, Mark Seifer, Scott Masse, and Wesley Pierce. Daniel Seifer and Scott Masse are directors of the Company. Mark Seifer is director Daniel Seifer’s father. Tammy Seifer is director Daniel Seifer’s wife. Wesley Pierce is a significant investor in the Company and is a personal and business associate of director Daniel Seifer. Director Daniel Seifer, Mark Seifer, Tammy Seifer, and Wesley Pierce are founding shareholders of the Company.

Because of the close personal relationships between the shareholders, we do not view the non-director shareholders’ invitation and telephonic participation at a board meeting to be a solicitation for their written consent in violation of Rule 14A as all have ready access to material information and do not need in writing the information required by Schedule 14A.

2. We note your response to prior comment 4. Given your failure to timely file the Schedule 14C to announce the approval and already implemented actions, please discuss whether the actions are subject to rescission or whether the non-consenting shareholders may invoke rescission of the actions under the applicable state and federal laws.

Response:

Dissenting shareholders have appraisal rights pursuant to Nevada law, as we have disclosed in the Information Statement.

The implemented actions consist only of a reverse stock split and the issuance of a dividend of restricted stock. Neither the reverse stock split nor the stock dividend involves a purchase or sale of stock from or by the Company; therefore, we do not see how any shareholder would have a right of rescission as a result of either of those corporate actions.

The third corporate action identified in the Information Statement has not yet occurred, i.e., the merger of Universal Tracking Solutions, Inc. (“UTS”) with a subsidiary of the Company. UTS shareholders who will receive Company stock in exchange for their UTS common stock arguably would have a right of rescission if there was a material defect in the merger; however, the merger transaction has not been completed and will not be effective until after this Information Statement has been disseminated and the necessary papers have been filed with the State of Nevada Secretary of State’s office. Therefore, a rescission right is not implicated.

3. Please revise to clarify the record date for holders of UTS who will receive the 7,082,500 shares in connection with the transactions.

Response:

We have amended the Information Statement to address this comment.

4. We note your response to prior comment 19, and we reissue the comment. Please provide the requested information in tabular format.

Response:

We have amended the Information Statement to address this comment.

UTS Shareholder Approval, page 22

5. We note your response to prior comment 8. Please further clarify your disclosure given that it does not appear that UTS filed the information statement you reference in your response. Please revise or advise.

Response:

UTS is not required to file an Information Statement with the Commission because UTS does not have a class of securities registered pursuant to the Exchange Act, nor is UTS required by statute to file reports with the Commission. UTS has made filings with the Commission on a purely voluntary basis in the past, but it is not required to do so. Thus, UTS’ information statement disseminated to its shareholders is not a document required to be filed with the Commission.

Approval of the Term Sheet, page

6. We note your response to prior comment 16. It does not appear that the comment was addressed fully. We therefore reissue the comment in part. Please provide the information required by Items 102 and 304 of Regulation S-K regarding Dynamic Natural Resources and UTS. In addition, please provide the information required by Item 303 of Regulation S-K for Dynamic Resources and Item 103 of Regulation S-K for UTS.

Response:

We have amended the Information Statement to address this comment.

Sincerely,

Scott Masse

Chief Executive Officer